November 17, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attention:  Gary Todd
                Accounting Reviewer
                Mail Stop 3030

Re:         Cardima, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 19, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
File No. 000-22419

Dear Mr. Todd,

On behalf of Cardima, Inc. (the “Company”), we hereby respond to the Staff’s comments raised in its November 5, 2009 letter (the “Comment Letter”). The Staff’s comments from the Comment Letter are reproduced below in bold, and the Company’s responses immediately follow.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, Page 29

Sales, page 29

1.
We reference the discussion of sales for 2007 compared to 2008. In future filings, to the extend relevant to an understanding of the fluctuation in sales; please revise to separately discuss changes in revenues from therapeutic products and from diagnostic products, including the impact of changes in volume and prices on revenues.

The Company operates in one segment and management evaluates the sales of therapeutic products and diagnostic products on a combined basis, even though these products are developed and marketed to a broad base of medical centers in the United States and internationally. However, the Company will include disclosures on its revenue fluctuation from product line to product line, including the impact of changes in volume and prices on revenue to the extend relevant per the Staff’s comment, or when management deems necessary for such sales of individual product lines to be disclosed separately. In regards to disclosures about revenue, the Company does take into account that descriptive information about the effects of variations in revenue generating activities and practices, or changes in the magnitude of specific uncertainties, is included in the Management Discussion & Analysis (MD&A). Accounting policies, material assumptions and estimates, and significant quantitative information about revenues are included in notes to the financial statements.

For example, in the Company’s filing of the Form 10-Q for the period ended September 30, 2009, the disclosure in the MD&A regarding results of operations for the three and nine months ended September 30, 2009 to the same periods in 2008 is substantially as follows:

Sales for the three months ended September 30, 2009 were $333,000 as compared to $391,000 for the same period in 2008.  For the nine months ended September 30, 2009, net sales were $1.1 million, which was similar to net sales in the same period in 2008. There have been no significant changes in the selling price of our products and the volume of sales has remained substantially the same from period to period. However, we did have a small drop in sales for the three month ended September 30, 2009 as compared to the three months ended September 30, 2008.

Domestic sales of $254,000 and $850,000, for the three and nine months ended September 30, 2009, respectively, represent 76% and 77% of total sales.  Domestic sales of $343,000 and $805,000, for the three and nine months ended September 30, 2008, respectively, represent 88% and 74% of total sales. Our domestic sales as percentage of total sales have remained relatively consistent for the nine months ended September 30, 2009 as compared to the similar period in 2008.

We had no sales to Japan during 2008 and in the first nine months of 2009, as our former Japanese distributor failed to maintain the legal documentation standard required to sell our PATHFINDER products in Japan. Together with our new Japanese distributor, we have filed a “Shonin Application” to obtain the necessary regulatory approval to re-start PATHFINDER sales in the Japanese market. We anticipate resuming commercial sales in Japan in the fourth quarter of 2009. Our entry into the Japanese diagnostic market is entirely dependent upon the written receipt of regulatory approval and in the event that this approval is further delayed or denied, our marketing efforts will be materially affected.

Item 8.  Financial Statements

Note 10. Stock Based Compensation, page 51

2.
Please revise future filings to also disclose, as of the latest balance sheet date presented, the weighted-average period over which total compensation cost related to nonvested awards not yet recognized is expected to be recognized. Refer to FASB ASC 718-10-50-2(i).

The Company will include the weighted-average period over which total compensation cost related to nonvested awards not recognized is expected to be recognized per FASB ASC 718-10-50-2(i) in future filings of the Form 10-K in accordance with the Staff’s comment.

Since the filing of the Company’s Form 10-Q for the period ended March 31, 2009, the weighted-average period over which total compensation cost related to nonvested awards not recognized is expected to be recognized per FASB ASC 718-10-50-2(i) has been disclosed.

Signatures

3.	Please ensure that the requirements of General Instruction D to Form 10-K are complied with in future filings. For example, please tell us who signed as controller or principal accounting officer.

The Company will update the signature in future filings per the requirements of General Instructions D to Form 10-K substantially as follows:

By: /s/ Robert Cheney
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

Since the filing of the Company’s Form 10-Q for the period ended March 31, 2009, the signature has been substantially in the form stated above.

Form 10-Q for the fiscal quarter ended June 30, 2009

Note 7.  Inventories, page 9

4.
We reference the disclosure that you reclassified the carrying amount of INTELLITEMP products from inventory to capital assets due to a change in sales strategy. Please tell us and expand future filings to explain the change in sales strategy and to describe why the change resulted in the reclassification to capital assets. In that regard, please also describe to us the nature of the products, the depreciation policy for those products and why you believe it is appropriate in GAAP to account for those products as capital assets. In addition, tell us how you have presented the transfer of the products from inventory to capital assets in the statement of cash flows.

Cardima, Inc. is a medical device company focused on the treatment of atrial fibrillation (“AF”) and manufacturer of the Cardima Surgical Ablation System (“SAS”). The Company manufactures a surgical ablation probe which is powered by the Company’s INTELLITEMP® radiofrequency (“RF”) energy management device. Together, these components comprise the Company’s SAS for the treatment of AF. The surgical ablation probe allows for creation of cardiac lesions without gaps through the use of radiofrequency and the INTELLITEMP’s “controlled RF” technology.

The initial strategy of the Company, when the INTELLITEMP was first built, was to sell the SAS to end-users or hospitals. Accordingly, the appropriate accounting treatment was to classify both the surgical ablation probe and the INTELLITEMP as inventory in the Company’s balance sheet. The Company follows the revenue recognition criteria of Accounting Standard Codification 605, and recognizes revenue on sales of the SAS when all the pertinent revenue recognition criteria are met.  After completing additional marketing research on its products and comparison against some of its competitors, the Company realized that its competitors provide their versions of a product similar to the INTELLITEMP unit to hospitals to use without charging these hospitals separately.

In the first quarter of 2009, the Company adopted a sales strategy whereby it would loan the INTELLITEMP units to hospitals or medical facilities that are purchasing its surgical probes, which is similar to how other surgical ablation probes are being purchased from the Company’s competitors. If the Company’s customers decide to not purchase its surgical probes, the Company will have the customer return the INTELLITEMP unit. Due to the change in sales strategy, the Company decided that classifying the INTELLITEMP units as an inventory item is not appropriate in light of the industry practice and current and future use. The Company believes that in limited circumstances, some hospitals or medical facilities may still consider buying the INTELLITEMP unit for other reasons, and if such sales occur they will be treated as a sale of property and equipment. The Company believes the classification of the INTELLITEMP units as a component of fixed assets is appropriate because they are held for more than one year and used in our business operations. The Company analyzes long-lived assets for impairment and take into account obsolescence factors due to technological advances and less demand for its products.

The Company proceeded to reclassify the entire inventory balance attributable to the INTELLITEMP units of $245,000 to capital assets as of March 31, 2009, which the Company believes is appropriate treatment under US GAAP.  The INTELLITEMP units have value because they are also loaned to doctors and hospitals or used by our sales force in their marketing efforts and in clinical trials. The INTELLITEMP units are carried at cost less accumulated depreciation. The units are depreciated using the straight-line method over their estimated useful life or three years. The Company has also adopted a depreciation policy, based on intended use of the INTELLITEMP. The INTELLITEMP units are used by the Company’s sales and marketing staff for demonstration purposes, and they are also loaned to hospitals that purchase the surgical ablation probe. In the case that the INTELLITEMP unit is loaned to a hospital that has purchased surgical ablation probes for the treatment of AF, then depreciation of the INTELLITEMP unit is charged to costs of goods sold. The depreciation amount attributable to INTELLITEMP units which are recorded on the Company’s books as capital assets and used for demonstration, evaluation, clinical training, or internal use, is charged to operating expenses during the period. Depreciation expense generated from the $245,000 capital assets was $1,000, which was charged to cost of goods sold for the six months ended June 30, 2009. There was no depreciation expense recorded as operating expenses in the same period.

The Company treated the reclassification of its INTELLITEMP units from inventory to capital assets in the statement of cash flows as a non-cash activity. In 2008, the Company had prepaid the vendors, who built the INTELLITEMP units. The Company had recorded this prepayment as a prepaid asset, and the Company took delivery of these units in 2009. Essentially no cash was used for the purchase of the INTELLITEMP units during the six months ended June 30, 2009.

The Company has updated the disclosures per the Staff’s comments in the filing of the Form 10-Q for the period ended September 30, 2009 substantially as follows:

INVENTORIES

Prior to 2009, we have included our current version of INTELLITEMP products, which is a radiofrequency energy management device, in inventory. In the first quarter of 2009, we have reclassified our INTELLITEMP products from inventory into capital assets as a result of a change in our sales strategy to facilitate sales of our line of disposable surgical products. This change in sales strategy is warranted as a result of our customers’ general practice of purchasing only disposable products. This sales strategy is consistent with how similar disposable products are usually sold by some of our competitors. As a result of this change, we loan our INTELLITEMP products to our customers when they purchase our surgical ablation probes, which together, comprise our surgical ablation system for use in the treatment of atrial fibrillation. Depreciation for these capitalized assets will be included in cost of goods sold as the INTELLITEMPs are shipped to our customers for use. During the first quarter of 2009, we have reclassified $245,000 worth of the current version of INTELLITEMP products from inventory to property and equipment.

PROPERTY AND EQUIPMENT

Included in property and equipment are our INTELLITEMP radiofrequency energy management devices, which we reclassified from inventory in the first quarter of 2009. These units will be loaned at no cost to our direct customers that purchase our disposable products. INTELLITEMP units are carried at cost less accumulated depreciation. The units are depreciated over a three year period and such depreciation is included in cost of goods sold. Depreciation expense for INTELLITEMP units used for demonstration, evaluation, training and internal use is included as operating expenses. The total of such depreciation included in cost of goods sold and operating expenses for the nine months ended September 30, 2009 has not been significant. Depreciation expense attributable to INTELLITEMP units used for demonstration or clinical trial purposes is included as a component of operating expenses.

Item 4.  Controls and Procedures, page 22

5.
We reference your reports on internal control over financial reporting as of March 31, 2009 and as of June 30, 2009, which are included in the Forms 10-Q for those quarters then ended. As a smaller reporting company, under Item 4T of the Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K. In this regard, management’s assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K. Please tell us why management’s assessment of the effectiveness of internal control over financial reporting was provided for the interim periods. Also, tell us whether assessments under Item 308T(a) of Regulation S-K were actually performed as of March 31, 2009 and as of June 30, 2009.

The Company will update its disclosures in future filings in accordance with Item 4T of the Form 10-Q to furnish the information required by Items 307 and 308T(b) of Regulation S-K, per the Staff’s comment, as compared to its assessment of controls and procedures performed under Item 308T(a) of the Regulation S-L for the periods ended March 31, 2009 and as of June 30, 2009. The Company has been maintaining evidential matter, including the necessary documentation, to provide reasonable support for management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

For example, in the Company’s filing of the Form 10-Q for the period ended September 30, 2009, the disclosures under Controls and Procedures are substantially as follows:

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective, as of September 30, 2009, to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There was no change to our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses the comments in the Comment Letter. Please contact the undersigned at 510-354-0300, or by fax to 510-354-0169, with any questions or comments you may have with respect to the foregoing.

Yours truly

/s/ Robert Cheney
Robert Cheney
Chief Executive Officer

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